Exhibit 99.01

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2010, 2009 and 2008

(in thousands)

	Balance at	Charged to Costs		Write-offs Net	Balance at End
	Beginning of	and		of	of
	Year	Expenses	Other	Recoveries	Year
Allowance for Doubtful Accounts
2010	$1,355	$80	$2	$(737)	$700
2009	$3,716	$1,312	$2	$(3,675)	$1,355
2008	$3,687	$823	$5	$(799)	$3,716
Valuation Allowance for Deferred Tax Assets
2010	$323,803	$(3,305)	$—	$—	$320,498
2009	$311,014	$12,789	$—	$—	$323,803
2008	$303,570	$444	$—	$—	$311,014